Exhibit 21.1

SUBSIDIARIES OF CALAVO GROWERS, INC.

The subsidiaries of Calavo Growers, Inc. are listed below. Each subsidiary is owned directly or indirectly by Calavo Growers, Inc.

Name	Percentage	Jurisdiction of Incorporation
Avocados de Jalisco S.A.P.I. de C.V.	83%	Mexico
Agricola Don Memo S.A. de C.V.	50%	Mexico
CW Hawaii Pride, LLC	100%	HI
Calavo de Mexico S.A. de C.V.	100%	Mexico
Calavo Growers de Mexico S. de R.L. de C.V.	100%	Mexico
Calavo 2D, LLC	100%	DE
Force 1730 Eastridge LLC	100%	CA
Hawaiian Sweet, Inc. (DBA Tropical Hawaiian Products)	100%	CA
Maui Fresh International, Inc.	100%	NV
Parcelas Esmeraldas de Mexico, S.A. de C.V.	100%	Mexico
RFG 2D, LLC	100%	DE